                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
================================================================================
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                       CHINA YUCHAI INTERNATIONAL LIMITED
                                (Name of Issuer)

                     Common Stock, Par Value $.10 Per Share
                         (Title of Class of Securities)

                                   G210821050
                                 (CUSIP Number)

                                 Mr. Philip Ting
                             Chief Financial Officer
                              Hong Leong Asia Ltd.
                                 16 Raffles Quay
                           #26-00 Hong Leong Building
                                Singapore 048581
                                   65-62208411
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                November 28, 2003
            (Date of Event which Requires Filing of this Statement)
================================================================================
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------------------                  -----------------------------------------
           CUSIP No. G210821050                                          Page 2 of 10
----------------------------------------                  -----------------------------------------

----------------------------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Lydale Pte Ltd
----------------------------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                   (a)  [ ]
                                                                                        (b)  [ ]
----------------------------------------------------------------------------------------------------
(3)  SEC USE ONLY
----------------------------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS

     AF
----------------------------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) [ ]
----------------------------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     SINGAPORE
----------------------------------------------------------------------------------------------------
NUMBER OF SHARES                (7)  SOLE VOTING POWER
BENEFICIALLY OWNED BY                0 shares
EACH REPORTING PERSON           --------------------------------------------------------------------
WITH:                           (8)  SHARED VOTING POWER
                                     0 shares
                                --------------------------------------------------------------------
                                (9)  SOLE DISPOSITIVE POWER
                                     0 shares
                                --------------------------------------------------------------------
                                (10) SHARED DISPOSITIVE POWER
                                     0 shares
----------------------------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0 shares
----------------------------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES [ ]
----------------------------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%
----------------------------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
----------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D


--------------------------------------------------                  ------------------------------------------------
               CUSIP No. G210821050                                                   Page 3 of 10
--------------------------------------------------                  ------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Flite Technology Industries Pte Ltd
--------------------------------------------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [ ]
                                                                                                          (b) [ ]
--------------------------------------------------------------------------------------------------------------------
(3)      SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------------------------------------------
(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         SINGAPORE
--------------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES         (7)    SOLE VOTING POWER
BENEFICIALLY OWNED BY           0 shares
EACH REPORTING PERSON    -------------------------------------------------------------------------------------------
WITH:                    (8)    SHARED VOTING POWER
                                0 shares
                         -------------------------------------------------------------------------------------------
                         (9)    SOLE DISPOSITIVE POWER
                                0 shares
                         -------------------------------------------------------------------------------------------
                         (10)   SHARED DISPOSITIVE POWER
                                0 shares
--------------------------------------------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0 shares
--------------------------------------------------------------------------------------------------------------------
(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.0%
--------------------------------------------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         CO
--------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------                  -----------------------------------------
           CUSIP No. G210821050                                          Page 4 of 10
----------------------------------------                  -----------------------------------------

----------------------------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Hong Leong (China) Limited
----------------------------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                   (a) [ ]
                                                                                        (b) [ ]
----------------------------------------------------------------------------------------------------
(3)  SEC USE ONLY
----------------------------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS

     AF
----------------------------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e) [ ]
----------------------------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     SINGAPORE
----------------------------------------------------------------------------------------------------
NUMBER OF SHARES              (7)  SOLE VOTING POWER
BENEFICIALLY OWNED BY              0 shares
EACH REPORTING PERSON         ----------------------------------------------------------------------
WITH:                         (8)  SHARED VOTING POWER
                                   0 shares
                              ----------------------------------------------------------------------
                              (9)  SOLE DISPOSITIVE POWER
                                   0 shares
                              ----------------------------------------------------------------------
                              (10) SHARED DISPOSITIVE POWER
                                   0 shares
----------------------------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0 shares
----------------------------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES [ ]
----------------------------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%
----------------------------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
----------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D


--------------------------------------------------                  ------------------------------------------------
               CUSIP No. G210821050                                                   Page 5 of 10
--------------------------------------------------                  ------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HL Technology Systems Pte Ltd
--------------------------------------------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [ ]
                                                                                                          (b) [ ]
--------------------------------------------------------------------------------------------------------------------
(3)      SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------------------------------------------
(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         SINGAPORE
--------------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES         (7)    SOLE VOTING POWER
BENEFICIALLY OWNED BY           7,831,169 shares
EACH REPORTING PERSON    -------------------------------------------------------------------------------------------
WITH:                    (8)    SHARED VOTING POWER
                                0 shares
                         -------------------------------------------------------------------------------------------
                         (9)    SOLE DISPOSITIVE POWER
                                7,831,169 shares
                         -------------------------------------------------------------------------------------------
                         (10)   SHARED DISPOSITIVE POWER
                                0 shares
--------------------------------------------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,831,169 shares
--------------------------------------------------------------------------------------------------------------------
(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         22.2%*
--------------------------------------------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         CO
--------------------------------------------------------------------------------------------------------------------

------------

     * In addition to the 7,831,169 shares of common stock of China Yuchai International Limited ("CYI") beneficially owned by it, HL Technology Systems Pte Ltd, also holds a special share of CYI described in Item 6 of the Schedule (as herein defined). As discussed in Item 6 of the Schedule, the special share entitles the holder thereof to select a majority of CYI's board of directors.

                                  SCHEDULE 13D

----------------------------------------                  -----------------------------------------
           CUSIP No. G210821050                                          Page 6 of 10
----------------------------------------                  -----------------------------------------

----------------------------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Hong Leong Asia Ltd.
----------------------------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                   (a) [ ]
                                                                                        (b) [ ]
----------------------------------------------------------------------------------------------------
(3)  SEC USE ONLY
----------------------------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS

     AF
----------------------------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e) [ ]
----------------------------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     SINGAPORE
----------------------------------------------------------------------------------------------------
NUMBER OF SHARES           (7)  SOLE VOTING POWER
BENEFICIALLY OWNED BY           7,831,169 shares
EACH REPORTING PERSON      -------------------------------------------------------------------------
WITH:                      (8)  SHARED VOTING POWER
                                0 shares
                           -------------------------------------------------------------------------
                           (9)  SOLE DISPOSITIVE POWER
                                7,831,169 shares
                           -------------------------------------------------------------------------
                           (10) SHARED DISPOSITIVE POWER
                                0 shares
----------------------------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,831,169 shares
----------------------------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES [ ]
----------------------------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     22.2%*
----------------------------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
----------------------------------------------------------------------------------------------------

------------

     * In addition to the 7,831,169 shares of common stock of CYI beneficially owned by it, Hong Leong Asia Ltd. also controls a special share of CYI through HL Technology Systems Pte Ltd. As discussed in Item 6 of the Schedule, the special share entitles the holder thereof to select a majority of CYI's board of directors.

This Amendment No. 6 amends the Schedule 13D previously filed with the Securities and Exchange Commission by Hong Leong Asia Ltd. on June 19, 1995, as amended by Amendment No. 1 to Schedule 13D filed on February 17, 1998, as subsequently amended and restated by Amendment No. 2 to Schedule 13D filed on July 19, 2002, as further amended by Amendment No. 3 to Schedule 13D filed on September 10, 2003, as further amended by Amendment No. 4 to Schedule 13D filed on October 7, 2003 and as further amended by Amendment No. 5 to Schedule 13D filed on October 15, 2003 (as so amended, the "Statement") with respect to the common stock, par value US$0.10 per share (the "Common Stock"), of China Yuchai International Limited, a Bermuda corporation ("CYI"). Capitalized terms used but not defined herein have the meanings given to them in the Statement.

ITEM 2. Identity and Background.

     The first sentence of the third paragraph of Item 2(a), (b), (c) and (f) of the Statement is hereby amended and restated in its entirety as follows:

     All of the 7,831,169 shares of Common Stock covered by this Statement are owned of record by HLT, and in addition HLT holds the Special Share described in
Item 6 of this Statement. None of LPL, FTI and HLC own of record any shares of Common Stock.

ITEM 3. Source and Amount of Funds or Other Consideration.

     The first sentence of Item 3 of the Statement is hereby amended and restated in its entirety as follows:

     All of the 7,831,169 shares of Common Stock covered by this Statement are owned of record by HLT, and in addition HLT holds the Special Share described in
Item 6 of this Statement. None of LPL, FTI and HLC own of record any shares of Common Stock.

ITEM 4. Purpose of the Transaction.

     The first and second sentence of Item 4 of the Statement are hereby amended and restated in their entirety as follows:

     All of the 7,831,169 shares of Common Stock covered by this Statement are owned of record by HLT, and in addition HLT holds the Special Share described in
Item 6 of this Statement. None of LPL, FTI and HLC own of record any shares of Common Stock.

ITEM 5. Interest in Securities of the Issuer.

     Items 5(a) and (b) of the Schedule are hereby amended and restated in their entirety as follows:

     (a) and (b) As of December 1, 2003, LPL owns of record 0 shares of Common Stock, FTI owns of record 0 shares of Common Stock, HLC owns of record 0 shares of Common Stock and HLT owns of record 7,831,169 shares of Common Stock. HLT also holds the Special Share described in Item 6 of this Statement. The 7,831,169 shares of Common Stock beneficially owned by HLA and HLT represent approximately 22.2% of the 35,340,000 outstanding shares of Common Stock, based on the number of outstanding shares of Common Stock reported in CYI's 2002 Annual Report on Form 20-F, filed with the Securities and Exchange Commission on July 15, 2003.

     Shares held of record by LPL. LPL no longer has sole voting and dispositive power over any shares of Common Stock.

     Shares held of record by FTI. FTI no longer has sole voting and dispositive power over any shares of Common Stock.

     Shares held of record by HLC. HLC no longer has sole voting and dispositive power over any shares of Common Stock.

     Shares held of record by HLT. HLT (and HLA by virtue of its ownership of HLT through HLC) has sole voting and dispositive power over the 7,831,169 shares of Common Stock owned by HLT and the Special Share described in Item 6 of this Statement.

     HLIH, by virtue of its deemed interest in HLA, may be deemed to have the power to vote or direct the voting and to dispose or direct the disposition of the shares of Common Stock beneficially owned by HLA and HLT, although HLIH disclaims beneficial ownership of such shares.

     Item 5(c) of the Schedule is hereby amended and restated in its entirety as follows:

     (c) LPL has effected the following sales of shares of Common Stock during the 60 days prior to the date hereof.

---------------------------------------------------------------------------------------------------
                        Number of Shares of    Average Price per
  Date of Sale           Common Stock Sold      Share Sold (US$)         Manner of Sale
---------------------------------------------------------------------------------------------------
October 1, 2003                6,600                 17.85          Open market transaction
---------------------------------------------------------------------------------------------------
October 2, 2003               55,500                 17.75          Open market transaction
---------------------------------------------------------------------------------------------------
October 3, 2003              203,000                 17.90          Open market transaction
---------------------------------------------------------------------------------------------------
October 6, 2003              218,500                 18.08          Open market transaction
---------------------------------------------------------------------------------------------------
October 7, 2003               80,000                 17.98          Open market transaction
---------------------------------------------------------------------------------------------------
October 9, 2003               53,500                 17.55          Open market transaction
---------------------------------------------------------------------------------------------------
October 10, 2003             100,000                 17.46          Open market transaction
---------------------------------------------------------------------------------------------------
October 13, 2003             214,900                 18.90          Open market transaction
---------------------------------------------------------------------------------------------------
November 13, 2003             15,000                 31.48          Open market transaction
---------------------------------------------------------------------------------------------------
November 14, 2003             10,000                 28.93          Open market transaction
---------------------------------------------------------------------------------------------------
November 25, 2003             10,000                 29.89          Open market transaction
---------------------------------------------------------------------------------------------------
November 26, 2003             37,700                 29.18          Open market transaction
---------------------------------------------------------------------------------------------------
November 28, 2003             20,000                 29.39          Open market transaction
---------------------------------------------------------------------------------------------------

     FTI has effected the following sale of shares of Common Stock during the 60 days prior to the date hereof.

---------------------------------------------------------------------------------------------------
                              Number of Shares of    Average Price per
  Date of Sale                 Common Stock Sold      Share Sold (US$)        Manner of Sale
---------------------------------------------------------------------------------------------------
November 17, 2003                   74,026                 27.63          Open market transaction
---------------------------------------------------------------------------------------------------

     HLC has effected the following sales of shares of Common Stock during the 60 days prior to the date hereof.

---------------------------------------------------------------------------------------------------
                              Number of Shares of    Average Price per
  Date of Sale                 Common Stock Sold      Share Sold (US$)       Manner of Sale
---------------------------------------------------------------------------------------------------
November 18, 2003                   120,000                28.39          Open market transaction
---------------------------------------------------------------------------------------------------
November 19, 2003                     3,605                27.95          Open market transaction
---------------------------------------------------------------------------------------------------
November 24, 2003                    71,200                27.99          Open market transaction
---------------------------------------------------------------------------------------------------

     Except as set forth above, none of the Reporting Persons nor, to any of such Reporting Persons' knowledge, any of the persons listed on Schedules I or II of the Statement has effected any transaction in shares of Common Stock during the past 60 days.

                                   SIGNATURES

     After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated: December 1, 2003
                                   HONG LEONG ASIA LTD.


                                   By: /s/ Wrixon Frank Gasteen
                                       ---------------------------
                                       Name:  Wrixon Frank Gasteen
                                       Title: Director and Chief Executive
                                              Officer


                                   HL TECHNOLOGY SYSTEMS PTE LTD

                                   By: /s/ Philip Ting Sii Tien
                                       ---------------------------
                                       Name:  Philip Ting Sii Tien
                                       Title: Director


                                   HONG LEONG (CHINA) LIMITED


                                   By: /s/ Kwek Leng Peck
                                       ---------------------------
                                       Name:  Kwek Leng Peck
                                       Title: Director


                                   FLITE TECHNOLOGY INDUSTRIES PTE LTD


                                   By: /s/ Philip Ting Sii Tien
                                       ---------------------------
                                       Name:  Philip Ting Sii Tien
                                       Title: Director


                                   LYDALE PTE LTD


                                   By: /s/ Wrixon Frank Gasteen
                                       ---------------------------
                                       Name:  Wrixon Frank Gasteen
                                       Title: Director